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                                                                    EXHIBIT 20.1


THURSDAY JULY 6, 7:30 AM EASTERN TIME

COMPANY PRESS RELEASE

SOURCE: CapRock Communication Corp.

CAPROCK LOSES ANTICIPATED CONTRACT AND COMMENTS ON SECOND QUARTER ESTIMATES

DALLAS, July 6 /PRNewswire/ -- CapRock Communications Corp. (Nasdaq: CPRK - news) today announced that the Company was recently informed of an unforeseen loss of an anticipated large contract for the sale of dark fiber. Based on preliminary data and as a result of the contract cancellation, CapRock anticipates reporting revenue for the second quarter ended June 30, 2000 in the range of $43 -- $44 million, an EBITDA loss of $17 -- $18 million, and a second quarter loss of ($.50) -- ($.53) per share. For the second quarter of 1999, the comparable results were revenue of $37.6 million, EBITDA of $2.6 million, and a net loss of ($.06) per basic and diluted common share.

Jere W. Thompson, Jr., chairman and chief executive officer of CapRock, said, "At the very end of the second quarter, we experienced an unexpected loss of an anticipated dark fiber contract of more than $30 million from a large existing customer. Because of the high margins associated with the sale of dark fiber, this cancellation will significantly impact our gross margins, EBITDA and earnings per share for the second quarter."

Thompson continued, "We do not currently expect that this cancellation will significantly affect CapRock's results for the third and fourth quarters of this year. Although there is always a risk of revenue fluctuation from the sale of dark fiber, IRUs have enabled us to recover a significant portion of our investment in our regional fiber network as well as to offset ramp-up losses of our Integrated Services division. Dark fiber sales are a means to an end, while Integrated Services are our long-term focus."

"We are disappointed with this event, but it in no way dampens our enthusiasm for the progress we are making throughout the Company and especially in Integrated Services, which includes local, long distance, data and Internet services sold to business customers," added Thompson. "Sales and provisioning of local access lines continue to meet our expectations. During the quarter, we sold approximately 35,000 new lines, a 40% increase over the 24,500 lines sold in the first quarter of 2000, and we provisioned over 28,000 net lines. Efficiency gains from the changes made since the beginning of the year have increased provisioning throughput by 300% with only a 30% increase in headcount. Our fiber, voice and data network deployments are on schedule. All of our projected 200 central office collocations planned for 2000 are either under construction or have been completed. Our management team continues to widen and deepen throughout the company."

Statements regarding estimated results are preliminary and based upon partial information and management assumptions. The Company expects to announce its actual results for the second quarter of 2000 on July 27, 2000.

CapRock owns and operates a scalable long-haul fiber network that upon completion is expected to extend 7,500 miles throughout Texas, Louisiana, Arkansas, Oklahoma, New Mexico and Arizona. This network will connect almost every primary, secondary and tertiary market in the region and will provide the backbone for CapRock's facilities-based local, long distance, data, Internet and bandwidth services. At March 31, 2000 CapRock had 3,700 miles of network substantially completed, as well as 12 voice and 15 data switches installed and operational. The Company currently has over 220 sales people operating in Dallas, Fort Worth, Houston, San Antonio, Austin, Victoria and Corpus Christi, Texas, Lafayette and New Orleans, Louisiana and Phoenix, Arizona.

Statements contained in this press release regarding expected financial results and other planned events are forward-looking statements, subject to uncertainties and risks. Actual results could differ materially from expected financial results. Among many factors that could cause actual results to differ materially from those expected include, but are not limited to, the following: the substantial indebtedness of the Company including the interest charges associated therewith and the financial covenants imposed upon the Company by such indebtedness; the Company's ability to successfully, timely and cost-effectively fund and complete its planned growth, including its fiber network; and, competition in the various segments of the communications industry in which the Company seeks to participate. For an expanded discussion on these and additional risks associated with CapRock's business, please see the documents filed by CapRock Communications Corp. with the U.S. Securities and Exchange Commission including, but not limited the Registration Statement on Form S-3 #333-32910.

SOURCE: CapRock Communication Corp.